Exhibit 8.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 14, 2019

Park Hotels & Resorts Inc.

1775 Tysons Blvd.

7th Floor

Tysons, VA 22102

Ladies and Gentlemen:

We have acted as tax counsel to Park Hotels & Resorts Inc., a Delaware corporation (the “Park”), in connection with its registration statement on Form S-4, including the proxy statement/prospectus forming a part thereof and the documents incorporated by reference therein, filed with the Securities and Exchange Commission as of the date hereof (such registration statement, as it may be amended, the “Registration Statement”), relating to the transactions contemplated by the Agreement and Plan of Merger (the “Agreement”), by and among Park, PK Domestic Property LLC, PK Domestic Sub LLC (“Merger Sub”), and Chesapeake Lodging Trust, a Maryland real estate investment trust (“Chesapeake”) with respect to the merger of Chesapeake with and into Merger Sub, with Merger Sub surviving the merger, and certain other transactions. Capitalized terms used herein which are defined in the Agreement shall have the meanings set forth in the Agreement, unless otherwise defined herein.

Bases for Opinion

The opinion set forth in this letter is based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s professional judgment with respect to the merits of such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion set forth in this letter, we have examined such statutes, regulations, records, agreements, certificates and the following documents that we have considered necessary and appropriate to serve as a basis for the opinion and, with your consent, relied upon (without any independent investigation or review thereof):

(1)	the Agreement;

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(2)	the Registration Statement;

(3)

the form of lease (the “Lease”) used in connection with hotels indirectly owned by Park and Park Subsidiary REIT (as defined below) (the “Hotels”) leased to “taxable REIT subsidiaries”, as defined in Section 856(l) of the Code, of Park and Park Subsidiary REIT (as defined below) (the “TRS Lessees”);

(4)

the waiver letter agreement among Hilton Worldwide Holdings Inc., a Delaware corporation (“Hilton”), Park and certain entities affiliated with The Blackstone Group L.P. (“Blackstone”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, the update letter from certain entities affiliated with Blackstone, dated as of April 14, 2017, the update letter from certain entities affiliated with Blackstone, dated as of August 2, 2017, the update letter from certain entities affiliated with Blackstone, dated as of November 2, 2017, together with all exhibits and attachments thereto, pursuant to which certain Blackstone entities made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Amended and Restated Certificate of Incorporation of Park (the “Charter”);

(5)

the waiver letter agreement among Hilton, Park and HNA Tourism Group Company Limited (“HNA”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, the update letter from HNA, dated as of March 15, 2017, the update letter from HNA, dated as of July 17, 2017, the update letter from HNA, dated as of October 16, 2017, the update letter from HNA, dated as of January 13, 2018, together with all exhibits and attachments thereto, pursuant to which HNA made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Charter;

(6)

the waiver letter agreement among the Vanguard REIT Index Fund and Park, dated as of April 28, 2017, together with all exhibits and attachments thereto, pursuant to which the Vanguard REIT Index Fund made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Charter; and

(7)	the Charter and certain organizational documents of Park and certain of its subsidiaries (those documents referred to in clauses (1) through (7), the “Reviewed Documents”).

The opinion set forth in this letter is premised on, among other things, the written representations and covenants of Park and PK Domestic REIT Inc. (the “Park Subsidiary REIT”) contained in a letter to us, dated as of the date hereof, together with all exhibits and attachments thereto (collectively, the “Park Management Representation Letter”), and the written representations of Chesapeake, Chesapeake Lodging, L.P., RP Holdings Trust and CHSP DC Holding Trust, contained in a letter to us dated as of the date hereof (together with Park Management Representation Letter, the “Management Representation Letters”). Although we have discussed the Management Representation Letters with the relevant signatories thereto, for purposes of rendering our opinion we have not made an independent investigation or audit of the facts set forth in any of the Reviewed Documents or the Management Representation Letters. We consequently have relied upon the representations and statements of Park, Park Subsidiary REIT, Chesapeake, Chesapeake Lodging, L.P., RP Holdings Trust and CHSP DC Holding Trust, and other signatories as described in the Reviewed Documents and the Management Representation Letters, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

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In this regard, we have assumed with your consent the following:

(1)

that (A) all of the representations and statements as to factual matters set forth in each of the Reviewed Documents and the Management Representation Letters are true, correct, and complete as of the date hereof, (B) any representation or statement in any of the Reviewed Documents or the Management Representation Letters made as a belief or made “to the knowledge of” or similarly qualified is true, correct, and complete as of the date hereof, without such qualification, (C) each agreement described in any of the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the parties to the Reviewed Documents, and their subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2)

Section 856(c)(8) of the Code does not apply to Hilton or Park because the distribution of 100 percent of common shares of Park (“Park Common Shares”) by Hilton pursuant to a registration statement on Form 10 (the “Distribution”) was described in the private letter ruling request letter initially submitted by Hilton to the IRS on September 11, 2015 (the “PLR Request”), the PLR Request has not been withdrawn as of December 7, 2015, and with respect to the PLR Request a private letter ruling had not been issued or denied by the IRS in its entirety as of December 7, 2015;

(3)

the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(4)	that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us;

(5)	that the Agreement is valid and binding in accordance with its terms;

(6)

that the Merger will be consummated in accordance with the Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties without amendment, waiver, or breach thereof);

(7)

that, from and after the date of this letter, each of Park and Park Subsidiary REIT will comply with its representation contained in the Park Management Representation Letter that it will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to Park under the Code in order to correct any violations of the applicable real estate investment trust (“REIT”) qualification requirements of Sections 856 and 857 of the Code to the full extent the remedies under such provisions are available; and

(8)

that Chesapeake qualified to be taxed as a REIT under the Code for all taxable periods commencing with its taxable year ended December 31, 2010 and ending with its taxable year that ends at the Effective Time.

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Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Reviewed Documents and the Management Representation Letters) may adversely affect the conclusions stated herein.

Opinion

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion in the next five paragraphs below, we are of the opinion that commencing with its taxable year ended December 31, 2017, Park has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, and Park’s method of operation (as described in the Reviewed Documents and the Management Representation Letters) should enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year that includes the Effective Time and future taxable years.

Park’s qualification and taxation as a REIT under the Code depends upon the ability of Park to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon Park utilizing any and all available “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to Park under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code. Our opinion set forth in this letter does not foreclose the possibility that Park may have to utilize one or more of these “savings provisions” in the future, which could require Park to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.

The accuracy of our opinion is entirely dependent on the representations contained in the Park Management Representation Letter regarding the value and composition of the assets of Park, and the nature of its income derived therefrom (including as to periods following the Effective Time, the assets of Chesapeake acquired in the Merger and the income derived therefrom). We have not undertaken at this time to review Park’s compliance with the applicable REIT qualification requirements on a continuing basis, nor will we do so in the future. Accordingly, no assurance can be given that the actual results of Park’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership, and/or changes in the actual or constructive ownership of Park and Hilton, which is intended to be an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code (an “Eligible Independent Contractor”) with respect to Park for any given taxable year, should permit Park to satisfy the requirements under the Code for qualification and taxation as a REIT.

We note in particular that Hilton currently operates all of the Hotels except for the Hotels that are managed by Park rather than a third-party hotel management company, consisting of the following four Hotels: the Hilton Garden Inn LAX/El Segundo in El Segundo, California; the Hampton Inn & Suites Memphis—Shady Grove in Memphis, Tennessee; the Hilton Suites Chicago/Oak Brook in Chicago, Illinois; and the Hilton Garden Inn Chicago/Oak Brook in Chicago, Illinois. A few of the Hotels that are operated by Hilton are owned by taxable REIT subsidiaries of Park. The remainder of the Hotels that are operated by Hilton are leased to a TRS Lessee. Hilton is expected to continue to operate in the foreseeable future a very substantial portion of the Hotels leased to a TRS Lessee. One of the requirements that must be satisfied for the rents that Park and Park Subsidiary REIT

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receive from a TRS Lessee with respect to a Lease to qualify as “rents from real property” under Section 856(d) of the Code (and thus for Park to satisfy the gross income tests applicable to REITs) is that Hilton must qualify as an Eligible Independent Contractor. With respect to each of Park and Park Subsidiary REIT respectively, an Eligible Independent Contractor means, with respect to a Hotel, an “independent contractor” as defined in Section 856(d)(3) of the Code (an “Independent Contractor”) from whom the REIT derives no income, who is adequately compensated, and, at the time the Independent Contractor enters into a management agreement to operate the Hotel, is actively engaged in the trade or business of operating “qualified lodging facilities” as defined under Section 856(d)(9)(D) of the Code for any person who is not a related person with respect to Park, Park Subsidiary REIT, or the TRS Lessees. For Hilton to qualify as an Independent Contractor with respect to each of Park and Park Subsidiary REIT respectively, (i) Hilton cannot own, directly or indirectly, more than 35% of shares of the REIT’s stock and (ii) not more than 35% of the total combined voting power of Hilton’s stock (or 35% of the total shares of all classes of its stock) can be owned, directly or indirectly, by one or more persons owning 35% or more of the shares of the REIT’s stock, in each case, taking into account certain constructive ownership rules set forth in Section 318(a) of the Code (as modified by Section 856(d)(5) of the Code) (collectively, the “35% Ownership Requirement”). For the period commencing on January 4, 2017: (i) Park and Hilton have only had common stock outstanding, and (ii) both Park Common Shares and the shares of common stock of Hilton (the “Hilton Common Shares”) have been and are currently regularly traded on an established securities market. Thus, only persons who own, directly or indirectly (taking into account the constructive ownership rules), more than 5% of Park Common Shares and more than 5% of the Hilton Common Shares (the owner of such amount of stock, a “5% Shareholder”) are taken into account as owning any of Park Common Shares or the Hilton Common Shares for purposes of applying the limitation in clause (ii) of the preceding sentence. Since the formation of Park Subsidiary REIT, Park has indirectly owned 100% of Park Subsidiary REIT’s outstanding stock.

Prior to the Distribution, certain funds affiliated with Blackstone and affiliated entities that directly or indirectly owned, actually or constructively, the Hilton Common Shares (the “Blackstone Entities”) were 5% Shareholders of Hilton and would not have satisfied the 35% Ownership Requirement. Immediately after the Distribution, but before January 4, 2017, Blackstone undertook certain steps (the “Blackstone Restructuring”) intended to reduce Park Common Shares and the Hilton Common Shares held the Blackstone Entities and Blackstone Investors that would be considered to be owned by 5% Shareholders for purposes of the 35% Ownership Requirement, such that commencing at the time of completion of the Blackstone Restructuring, those persons treated as 5% Shareholders of Park or Hilton should not have caused and should not cause Park or Hilton to fail the 35% Ownership Requirement. Moreover, on March 15, 2017, certain entities affiliated with Blackstone and HNA engaged in a transaction that resulted in HNA acquiring approximately 25% of each of the Hilton Common Shares and Park Common Shares (the “HNA Purchase Transaction”). The HNA Purchase Transaction had the effect of reducing the ownership of the Blackstone Entities in each of Hilton and Park, but required that HNA also be taken into account in applying the 35% Ownership Requirement. Given the manner in which the rules work, the HNA Purchase Transaction actually increased, for purposes of the 35% Ownership Requirement, the Hilton Common Shares and Park Common Shares that are considered owned by persons treated as 5% Shareholders. Effective March 9, 2018, HNA sold all of its Park Common Shares.

Applying the tax ownership rules, including the constructive ownership rules, we believe that, after the Distribution and the Blackstone Restructuring, and both before and after the HNA Purchase Transaction, (i) Hilton and/or one or more actual or constructive owners of 10% or more of the Hilton Common Shares should not be considered to own, actually or constructively, more than 35% of Park Common Shares, and (ii) the Blackstone Entities that are 5% Shareholders with respect to Park

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Common Shares and the Hilton Common Shares, together with HNA following the HNA Purchase Transaction, collectively should not be considered to own more than 35% of Park Common Shares and the Hilton Common Shares. Based on this conclusion and the statements in the Reviewed Documents and the Park Management Representation Letter, we believe that, commencing January 4, 2017, Hilton and its subsidiaries should qualify as Eligible Independent Contractors with respect to the TRS Lessees. However, because the tax ownership rules and constructive ownership rules are very complex and there is no or limited authority on certain aspects of those rules that are relevant to Blackstone’s ownership for purposes of the 35% Ownership Requirement, and because the Hilton Common Shares are publicly traded and are not subject to restrictions on ownership and transfer similar to the restrictions on ownership and transfer applicable to Park Common Shares, there can be no assurance that Hilton in fact has satisfied or will satisfy the 35% Ownership Requirement. If Hilton has not satisfied that requirement at all times since the Distribution or does not satisfy that requirement in the future, then Park may fail to qualify as a REIT.

The hotels acquired by Park from Chesapeake in the Merger also must be operated by operators that are Eligible Independent Contractors with respect to Park, but based on the statements in the Management Representation Letters, those operators do not present the same complexities as Hilton with respect to Park and will qualify as Eligible Independent Contractors with respect to Park.

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared solely for your use in connection with the filing of the Registration Statement and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the date on which the Registration Statement is declared effective. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent. Except as provided in the next sentence, this opinion letter may not be relied on by any other person for any other purpose without our prior written consent. We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the reference to Hogan Lovells US LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP